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Michael A. Pignatella
Counsel
Tel: 860.580.2831 | Fax: 860.580.4934
Email: michael.pignatella@us.ing.com

May 4, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: **ReliaStar Life Insurance Company and its Separate Account N**
        Prospectus Title: ING Encore/Encore Flex Variable Annuity
        File Nos.: 333-120636 and 811-09002
        Rule 497(j) Filing

Ladies and Gentlemen:

Pursuant to Rule 497(j) under the Securities Act of 1933 (the "1933 Act"), this is to certify that the Contract Prospectus Supplement, the Contract Prospectus and the Statement of Additional Information dated April 30, 2010 contained in Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 ("Amendment No. 12") for Separate Account N of ReliaStar Life Insurance Company (the "Registrant") that would have been filed pursuant to Rule 497(c) under the 1933 Act would not have differed from that contained in Amendment No. 12 which was declared effective on April 30, 2010. The text of Amendment No. 12 was filed electronically on April 13, 2010.

If you have any questions, please call the undersigned at 860-580-2831 or Patricia Guerrera at 860-580-2815.

Sincerely,

/s/ Michael A. Pignatella

Michael A. Pignatella